June 19, 2012

Mr. Terence O’Brien

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E., Stop 4631

Washington, D.C. 20002

RE:	Nucor Corporation

File No. 1-04119

Form 10-K for the fiscal year ended December 31, 2011

Filed February 28, 2012

Dear Mr. O’Brien:

This letter is submitted on behalf of Nucor Corporation (the “Company”) in response to comments set forth in your letter dated June 6, 2012. Our responses to your comment letter are set forth below, with each paragraph numbered to correspond to the numbered paragraphs set forth in your letter.

Form 10-K for the year ended December 31, 2011

Risk Factors, Page 8

Our operations are subject to business interruptions and casualty losses, page 12

1.	In response to comment one of our letter dated April 23, 2012, you state that a particularly significant risk to an investment in Nucor is the risk of material damage to your physical assets from the occurrence of various unplanned events; however, you do not believe that the risk to an investment in Nucor relating to your information technology systems, including potential cyber attacks or failures, is significantly different from the same risks faced by an investor in most manufacturing and other comparable businesses operating in the United States today. Please advise us of your experience with any cyber incidents in the past and any consequences that you have suffered.

Mr. Terence O’Brien

United States Securities and Exchange Commission

June 19, 2012

We acknowledge the Staff’s comments and note the following:

We have experienced a few cyber incidents in the past, but none that have disrupted Nucor’s operations, harmed our financial condition or, to the best of our knowledge, resulted in the external exposure of important intellectual property, customer records, or financial or other sensitive data we maintain in our information technology systems. It is important to note that Nucor manages its plant floor production information technology systems on a decentralized basis. This compartmentalization limits the potential impact on the Company in the event that an incident occurs.

For these reasons and for the reasons cited in our response letter dated May 17, 2012, we continue to believe that potential cyber incidents are not a significant risk to investors in Nucor. We will continue to evaluate this cyber incidents risk to determine whether risk factor disclosure in our future filings would be warranted.

Note 10 – Equity Investments, page 51

2.	We have read your response to comment 3 from our letter dated April 23, 2012. In future filings, please expand your disclosure to include the approximate term of your guarantees and the events or circumstances that would require you to perform under your guarantees. Refer to ASC 460-10-50-4 for guidance.

We acknowledge the Staff’s comment and, in future filings, beginning with our Report on Form 10-Q for the second quarter of 2012, we will include the following disclosure within the Equity Investments footnote:

Nucor has issued a guarantee for its ownership percentage (50%) of Duferdofin Nucor’s borrowings under Facility A of a Structured Trade Finance Facilities Agreement that matures on October 26, 2013. The maximum amount that Duferdofin Nucor can borrow under Facility A is €112.5 million, and as of June 30, 2012, it had borrowings of €xx.x million outstanding under that facility. If Duferdofin Nucor fails to pay when due any amounts for which it is obligated under Facility A, Nucor could be required to pay 50% of such amounts pursuant to and in accordance with the terms of its guarantee. Any indebtedness of Duferdofin Nucor to Nucor is effectively subordinated to the indebtedness of Duferdofin Nucor under the Structured Trade Finance Facilities Agreement. Nucor has not recorded any liability associated with the guarantee.

Mr. Terence O’Brien

United States Securities and Exchange Commission

June 19, 2012

We do not believe that the impairment charge related to Duferdofin Nucor referenced in our response to item 3 below impacts its ability to service this debt.

Form 10-Q for the Fiscal Quarter Ended March 31, 2012

3.	The estimated fair value of your investment in Duferdofin Nucor approximated carrying value as of December 31, 2011. During the three months ended March 31, 2012, increased losses at Duferdofin Nucor were primarily responsible for equity method investment losses of $6.7 million. Given that an impairment charge could be material to your operations, in future filings please disclose examples of triggering events that would require you to test your investment for impairment and disclose the percentage by which fair value exceeded carrying value as of the date of the most recent test. This disclosure will allow investors to assess the probability of a future material impairment charge. Refer to S-K 303(a)(3)(ii), which requires a description of a known uncertainty and Section V of Interpretive Release No. 33/8350, which states that under the existing MD&A disclosure requirements, a company should address material implications of uncertainties associated with the methods, assumptions and estimates underlying the company’s critical accounting measurements. Please provide us with your proposed future disclosure.

In a press release issued June 13, 2012, a copy of which is attached to this letter, Nucor provided a range of earnings guidance for the second quarter of 2012 and disclosed that the Company anticipates recording an impairment charge related to Duferdofin Nucor of approximately $30 million in the second quarter. As a result of Duferdofin Nucor’s operating performance, which in the second quarter continued to be well below budgeted levels for the first half of 2012, when combined with the recently escalated economic and political turmoil in Europe and Duferdofin Nucor’s recently completed unfavorable reforecast of operating performance, led us to determine that the joint venture had a triggering event in the second quarter that required us to perform an assessment for impairment. We do not believe that the impairment charge to this asset is material; however, we will include information regarding it in our Report on our Form 10-Q for the second quarter of 2012.

Regarding the percentage by which fair value exceeded carrying value as of the date of the most recent test, we made the following disclosure within MD&A on page 21 of our first quarter Report on Form 10-Q:

Mr. Terence O’Brien

United States Securities and Exchange Commission

June 19, 2012

In the fourth quarter of 2011, Nucor concluded it had a triggering event requiring assessment for impairment of its equity investment in Duferdofin Nucor due to the continued declines in the global demand for steel. The diminished demand had significantly impacted the financial results of Duferdofin Nucor from 2009 through 2011. After completing its assessment, Nucor determined that the estimated fair value approximated its carrying amount and that there was no impairment of the Company’s investment in Duferdofin Nucor. Steel market conditions in Europe have continued to be challenging through the first quarter of 2012, and, therefore, it is reasonably possible that based on actual performance in the near term the estimates used in our valuation as of December 31, 2011 could change and result in an impairment of our investment.

Although not expressed as a percentage, our statement above that Duferdofin Nucor’s estimated fair value approximated its carrying amount certainly allowed investors to understand that there was little to no “cushion” in this assessment. This disclosure, combined with the disclosure of the carrying value of our investment in the Equity Investments footnote on page 8 of the first quarter Report on Form 10-Q, as well as the qualitative disclosure made in the same footnote (and MD&A) regarding the steel market conditions in Europe and the joint venture’s recent performance, allowed the reader to assess the probability of a future impairment charge relating to this joint venture. Additionally, within the same Equity Investments footnote on page 8, we disclosed that projected revenues and the discount rate were the two critical assumptions we used that most significantly affect the fair value estimate determination.

We acknowledge the Staff’s comments regarding examples of triggering events and, in future annual filings, beginning with our 2012 Annual Report on Form 10-K, we will include the following disclosure within the Summary of Significant Accounting Policies footnote:

Equity Method Investments: Investments in joint ventures in which Nucor shares control over the financial and operating decisions but in which Nucor is not the primary beneficiary are accounted for under the equity method. Each of the Company’s equity method investments is subject to a review for impairment if, and when, circumstances indicate that a decline in value below its carrying amount may have occurred. Examples of such circumstances include, but are not limited to, a significant deterioration in the earnings performance or business prospects of the

Mr. Terence O’Brien

United States Securities and Exchange Commission

June 19, 2012

investee; a significant adverse change in the regulatory, economic, or technological environment of the investee; a significant adverse change in the general market condition of either the geographic area or the industry in which the investee operates; and recurring negative cash flows from operations. If management considers the decline to be other than temporary, the Company would write down the investment to its estimated fair market value.

*    *    *     *

We acknowledge that:

•	The company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your attention to this matter. We trust that our responses and proposed disclosures in future filings adequately address the issues raised in your letter and would be happy to discuss with you any remaining questions or concerns you may have. Please contact me at (704) 366-7000 should you have any questions or require further information.

Very truly yours,

/s/ James D. Frias

James D. Frias

Chief Financial Officer, Treasurer

and Executive Vice President

Attachment: News Release Dated June 13, 2012

News Release

NUCOR ANNOUNCES GUIDANCE FOR ITS SECOND QUARTER EARNINGS

CHARLOTTE, NORTH CAROLINA, June 13, 2012 — Nucor Corporation (NYSE: NUE) announced today guidance for its second quarter ending June 30, 2012. Nucor expects second quarter results to be in the range of $0.35 to $0.40 per diluted share. These projected results include an expected impairment charge related to our Duferdofin Nucor S.r.l. joint venture of approximately $30 million ($0.09 per diluted share). This performance, excluding the expected impairment charge, is somewhat below the qualitative guidance presented in our first quarter earnings release and conference call which stated, “For the second quarter of 2012, we currently expect to see only a modest improvement in earnings.” Excluding the impact of the impairment charge, this range is lower than 2011 second quarter earnings of $0.94 per diluted share and is similar to the first quarter of 2012 earnings of $0.46 per diluted share. Projected second quarter results include an estimated LIFO credit of $14.5 million ($0.03 per diluted share) compared to charges of $14.5 million in the first quarter of 2012 ($0.03 per diluted share) and $32 million in the second quarter of 2011 ($0.06 per diluted share).

In our first quarter 2012 Form 10-Q filing we noted, “Steel market conditions in Europe have continued to be challenging through the first quarter of 2012, and, therefore, it is reasonably possible that based on actual performance in the near term the estimates used in our valuation as of December 31, 2011 could change and result in an impairment of our investment.” Operating performance at Duferdofin Nucor has continued well below budgeted levels through the first half of 2012. This trend, combined with the recently escalated economic and political turmoil in Europe, caused Nucor to conclude that Duferdofin Nucor had a triggering event requiring assessment for impairment in the second quarter. The estimated impairment charge reflects the impact on our impairment valuation model of both deeper losses in the near term and a slower projected recovery to historic operating performance levels.

Our lower performance in the second quarter of 2012 is mainly due to a surge in imports, particularly rebar, plate and sheet steel, which began at the end of 2011 and has continued through the first half of 2012. Although the U.S. market continues to show stable to slightly improving demand for steel, this surge in imports has undercut seasonal pricing momentum that is normally experienced early in the calendar year. In addition, U.S. markets are also being negatively impacted by the influence of new domestic supply that ramped up production in 2011 and a combination of political and economic uncertainty in global markets that is beginning to affect steel buyer confidence. In the short term, lower scrap pricing is also hurting the

Nucor Executive Offices: 1915 Rexford Road, Charlotte, North Carolina 28211

Phone 704-366-7000 Fax 704-362-4208 www.nucor.com

News Release

NUCOR ANNOUNCES GUIDANCE FOR ITS SECOND QUARTER EARNINGS (Continued)

operating performance of our scrap processing business. However, the lower pricing will have a positive operating benefit on the performance of our steel mills as these lower scrap prices work their way into the cost of scrap used. Despite continued weak construction markets, all three of our major construction products groups (rebar fabrication, joist and decking and pre-engineered metal buildings) earned a profit in May as we have continued to drive down costs, improve market position and grow our competitive advantages. The strongest end markets continue to be manufactured goods including heavy equipment, energy and automotive.

Nucor and affiliates are manufacturers of steel products, with operating facilities primarily in the U.S. and Canada. Products produced include: carbon and alloy steel — in bars, beams, sheet and plate; steel joists and joist girders; steel deck; fabricated concrete reinforcing steel; cold finished steel; steel fasteners; metal building systems; steel grating and expanded metal; and wire and wire mesh. Nucor, through The David J. Joseph Company, also brokers ferrous and nonferrous metals, pig iron and HBI/DRI; supplies ferro-alloys; and processes ferrous and nonferrous scrap. Nucor is North America’s largest recycler.

Certain statements contained in this news release are “forward-looking statements” that involve risks and uncertainties. The words “believe,” “expect,” “project,” “will,” “should,” “could” and similar expressions are intended to identify those forward-looking statements. Factors that might cause the Company’s actual results to differ materially from those anticipated in forward-looking statements include, but are not limited to: (1) the sensitivity of the results of our operations to prevailing steel prices and the changes in the supply and cost of raw materials, including scrap steel; (2) market demand for steel products; (3) energy costs and availability; and (4) competitive pressure on sales and pricing, including competition from imports and substitute materials. These and other factors are outlined in Nucor’s regulatory filings with the Securities and Exchange Commission, including those in Nucor’s December 31, 2011 Annual Report on Form 10-K. The forward-looking statements contained in this news release speak only as of this date, and Nucor does not assume any obligation to update them.

Nucor Executive Offices: 1915 Rexford Road, Charlotte, North Carolina 28211

Phone 704-366-7000 Fax 704-362-4208 www.nucor.com